SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of
June 2020

RADA ELECTRONIC INDUSTRIES LIMITED
 (Name of Registrant)

7 Giborei Israel Street, Netanya 4250407, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________

RADA ELECTRONIC INDUSTRIES LTD.

RADA ANNOUNCES RESULTS OF ANNUAL MEETING

On June 04.2020,  Rada Electronic Industries Ltd.  (the “Company”) held an Annual General Meeting of Shareholders (the “Meeting”) at the Company’s offices located at 7 Giborei Israel Street, Netanya, Israel. At the Meeting, the Company’s shareholders approved the following resolutions:

(1)	To elect and re-elect (7) seven directors, each for a term expiring at our 2021 Annual General Meeting of Shareholders;
(2)	to approve and ratify the terms of service of Mr. Yossi Ben Shalom, the Chairman of our Board of Directors;
(3)	to approve the terms of engagement of Mr. Joseph Weiss, a member of our Board of Directors, as a business development consultant to our company;
(4)	to approve the amendment of the terms of employment of Mr. Dov Sella, our Chief Executive Officer;
(5)	to approve an amendment to our compensation policy with respect to the maximum premium payable in connection with our Directors & Officers Liability Insurance; and
(6)	to ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public

           Only shareholders of record as of the close of business on  June 04, 2020 were entitled to vote at the meeting. All resolutions were approved by the majority requirements under Israel’s Companies Law, 5759-1999.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rada Electronic Industries Ltd.
(Registrant)

By: /s/ Dov Sella
Dov Sella
Chief Executive Officer

Date:  June 4, 2020